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                UNITED STATES                         OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION              OMB Number: 3235-0167
            WASHINGTON, D.C. 20549                    Expires: October 31, 2004
                                                      Estimated average burden
                   FORM 15                            hours per response... 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number 333-93915

                               Advanta Bank Corp.
                                  on behalf of
      Advanta Equipment Receivables Series 2000-1 LLC (Issuer of the Notes)
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             (Exact name of registrant as specified in its charter)

        639 Isbell Road, Suite 390-1, Reno, Nevada 89509, (775) 823-3080
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     Equipment Receivables 6.840% Class A-1 Asset Backed Notes, 7.255% Class A-2 Asset Backed Notes, 7.405% Class A-3 Asset Backed Notes, 7.560% Class B Asset Backed Notes, 7.685% Class C Asset Backed Notes and 8.015% Class D Asset Backed Notes
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            (Title of each class of securities covered by this Form)

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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      [ ]       Rule 12h-3(b)(1)(i)      [X]
     Rule 12g-4(a)(1)(ii)     [ ]       Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(2)(i)      [ ]       Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(ii)     [ ]       Rule 12h-3(b)(2)(ii)     [ ]
                                        Rule 15d-6---------      [ ]

Approximate number of holders of record as of the certification or notice date:
10 (0, Class A-1; 0, Class A-2; 0, Class A-3; 7, Class B; 1, Class C;
and 2, Class D)

Pursuant to the requirements of the Securities Exchange Act of 1934 Advanta Equipment Receivables Series 2000-1 LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 16, 2002                 By: /s/ Mark Shapiro
                                   Name:  Mark Shapiro
                                   Title: Manager

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.